EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Income (Loss) to Fixed Charges

For the Years Ended December 31, 2008, 2007, 2006, 2005, and 2004

	2008	2007	2006	2005	2004

Net income (loss)	$(3,174,818)	$(582,686)	$1,778,458	$2,778,964	$1,582,063
Add: Fixed charges	1,580,794	2,299,941	2,310,806	1,577,432	716,221

Income (loss) available for fixed	$(1,594,024)	$1,717,255	$4,089,264	$4,356,399	$4,356,399
charges

Fixed charges:
Interest on all debt	$1,580,794	$2,299,941	$2,310,806	$1,577,435	$716,221

Total fixed charges	$1,580,794	$2,299,941	$2,310,806	$1,577,435	$716,221

Ratio of income (loss) to
fixed charges	-	-	1.77	2.76	3.21

Deficiency	$(3,174,818)	$(582,686)	-	-	-

For the years ended December 31, 2008 and 2007, earnings were insufficient to cover fixed charges by $3.2 million and $0.6 million, respectively.